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                                                                  Exhibit 99.(a)


                          [North Fork Bank Letterhead]



                                                          July 27, 1999


         CACTUS ACQUISITION, INC.
         WESTERN BEEF, INC.
         47-05 Metropolitan Avenue
         Ridgewood, New York  11385

              Re: Proposed $8,500,000.00 Stock Acquisition Funding
                  ------------------------------------------------

          NORTH FORK BANK (Bank), is pleased to confirm to you, (Borrower), subject to the terms and conditions of this commitment, that it will provide the following secured loan to you:

     1) PRINCIPAL AMOUNT AND USE: $8,500,000.00 to be used toward acquisition cost of repurchasing approximately 1,550,000 shares of Western Beef, Inc. representing all shares owned outside the Castellana family or, in the event the acquisition cost is less than $11,350,000.00, then seventy-five (75%) percent of the total acquisition cost.

     2)   INTEREST RATE: At Borrower's option:

          (a) Two hundred twenty five (225) basis points above the weekly average yield on the US Treasury Securities, adjusted to a constant maturity of five (5) years, using the most recent figure available three days prior to closing, adjusted on the fifth (5th) anniversary date of the loan to Two hundred twenty five (225) basis points above the then weekly average yield on the US Treasury Securities, adjusted to a constant maturity of five (5) years using the then most recent figure available fixed for the final five years of the term of the loan; or

          (b) North Fork Bank's Announced Prime Rate adjusted as and when such rate changes.

          Nothing herein or in the loan documents shall prevent the Bank from charging a rate less than its Prime Rate to its customers. Interest shall be based on a 360 day year and actual number of days elapsed.

     3) REPAYMENT AND TERM: The Note evidencing the loan will provide for monthly payments of principal and interest as follows:

          (a) If option (a) in paragraph 2 above is selected, then the Note will provide for monthly payments of principal and interest each in an amount adequate to fully amortize the loan over a

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          period of ten (10) years at the rates described above. The monthly payments will adjust on the fifth (5th) anniversary date of the loan.

          (b) If option (b) in paragraph 2 above is selected, then the Note will provide for level monthly payments of principal, each in the amount of $70,833.33, together with interest on the outstanding principal balance at the Bank's Prime Rate, adjusted as and when such rate changes.

          In either event, the Note shall contain a provision for payment in full of outstanding principal balances and interest thereon 10 years from closing.

          Payments will commence on the first day of the first full month after the date of closing, payable on the first day of each month. All payments will be applied first to interest to the date of receipt of payment by the Bank and then to principal reduction.

     (4) GUARANTEES: The loan must be secured by the guarantees of: Western Beef, Inc., unless Western Beef Inc., is the borrower, then Cactus Acquisition, Inc. will guaranty, PSL Foods, Inc., and all operating subsidiaries of Western Beef, Inc. as well as the joint and several personal guarantees of Peter Castellana, Jr., Camille Magliocco/Castellana, Joseph Castellana, Frank Casellana, and Michael Castellana (collectively with the corporate guarantors, the Guarantors). In addition to securing this loan, any and all other existing, non-real estate related loans, whether direct or indirect, and all contingent debt obligations of Western Beef, Inc. to the Bank must be secured by the guarantees of all Guarantors. Guarantors shall be jointly and severally liable with the Borrower. Notwithstanding the foregoing, the guaranty of Cactus Acquisition, Inc. will not be required if it is merged into Western Beef, Inc.

     (5) COMMITMENT FEE: A non-refundable Commitment Fee equal to 1/2% of the amount of the loan, $42,500.00 shall be paid to the Bank by the Borrower upon acceptance of this commitment.

     6) SECURITY: First security interest in all accounts receivable and inventory of Borrower, Western Beef, Inc., and its operating entities and corporate Guarantors. Any other creditors of Borrower, Western Beef, Inc. and/or its operating entities, or any other corporate Guarantors which may have existing liens on accounts receivable and inventory must release or subordinate such liens to the lien of the Bank. In addition, the Bank will require first security interests in all other assets of Borrower, Western Beef, Inc., its operating entities and all corporate Guarantors not presently encumbered by security interests of other institutional lenders and subordinate liens in all other cases. All security shall be in form and substance satisfactory to Bank and Bank counsel.

     7) AUTODEBIT: All payments will be made by automatic debit from a demand deposit account maintained by Borrower at the Bank in an amount sufficient to permit automatic debit of amounts due.

     8) DEPOSIT ACCOUNTS: The Borrower shall utilize the Bank as its principal depository, and in addition shall maintain its primary operating accounts at the Bank.

     9) FINANCIAL TEST COVENANTS: During the term of this Credit Facility, Borrower shall:

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          (a) Minimum Net Worth: Maintain a minimum net worth of $49,000,000.00 less treasury stock acquired in this reacquisition, as shown on annual financial statements.

          (b) Additional Indebtedness: Not incur additional funded indebtedness in excess of $5,000,000.00 per annum, including capital leases, without the prior written consent of the Bank, which consent shall not be unreasonably withheld.

          (c) Debt Service Coverage: Maintain a minimum debt service coverage ratio of 1.3 to 1.0. Debt service coverage shall be defined as Net Profit after taxes plus Depreciation and Amortization divided by Current Maturities of Long Term Debt plus Current Maturities of Long Term Leases as shown on annual financial statements.

          (d) Financial Leverage: Maintain a maximum financial leverage ratio, defined as Total Senior Liability divided by tangible Net Worth, which shall not exceed 1.5 to 1.0.

          (e) Current Ratio: Maintain a minimum Current Ratio of 1.0 to 1.0.

          (f) Officer's Compensation: Officer's compensation for fiscal year 1999 may not be greater than fiscal year 1998 and thereafter may not increase by more than ten (10%) percent per annum.

          (g) Affiliate Relationships: Western Beef, Inc. and its operating subsidiaries may not renew or rewrite above market leases to affiliated real estate companies owned or controlled by the Castellana family.

     10) PREPAYMENTS: Prepayments permitted in whole or part at any time without penalty.

     11) LATE FEE: 4% of the amount of any payment which cannot be debited from Borrower's account on the payment due date.

     12) POST-DEFAULT INTEREST RATE: 5% above the Interest Rate otherwise payable hereunder.

     13)  FINANCIAL STATEMENTS: The Borrower shall cause to be provided:

          (a) Annual Certified Financial Statements. Annual certified financial statements of Western Beef, Inc. within one hundred twenty (120) days after the close of fiscal year including balance sheets as of the end of the fiscal year and related statements of income and expense prepared in accordance with generally accepted accounting principles consistently applied for such period and all prior periods, all audited and certified by independent certified public accountants acceptable to Bank, together with signed copies of tax returns of Western Beef, Inc.

          (b) Semi-Annual Financial Statements. As soon as available, but in no event more than 90 days after the last day of each six months, financial statements, including balance sheets as of the end of the six month period, and related statements of income and expense prepared in accordance with generally accepted accounting principles consistently applied for such period and all prior periods, all certified by the chief financial officer of Western Beef, Inc. and reviewed by independent certified public accountants acceptable to the Bank.

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          (c) Personal Financial Statements of all individual guarantors, in form and substance satisfactory to the Bank, within one hundred twenty
          (120) days after the close of fiscal year together with signed copies of tax returns within 30 days of filing of same.

     14) CLOSING FEES: Borrower to pay all costs and expenses of any nature of the Bank incurred in connection with this commitment or the closing of the loan, including but not limited to search fees, filing fees, Bank's attorneys' fees, finance charges and all costs and expenses of any nature, all regardless of whether the loan closes.

     15) CONDITIONS PRECEDENT: The following must be delivered in sufficient time to permit review by the Bank and must be satisfactory in all respects, both in form and substance to the Bank and Bank's counsel:

          (a) Current Certificate of Good Standing, filing receipt, and Certificate of Incorporation and By-Laws of the Borrower and all corporate Guarantors.

          (b) Current personal financial statement for all individual guarantors, satisfactory in form and substance to the Bank.

          (c) Signed copies of federal tax return for the past three years for PSL Foods, Inc.

          (d) Report by the Financial advisor retained by the Board of Directors of Western Beef regarding the valuation of the company and the fairness of the offer to buy back the stock.

          (e) Signed copies of federal tax returns for 1998 from all individual Guarantors.

          (f) Certificates of insurance naming the Bank as loss payee and additional insured under the casualty insurance policies and requiring at least thirty (30) days' prior written notice to the Bank of any non-renewal, modification or cancellation of such policies.

          Such other documents, instruments, certificates, opinions, assurances, consents and approvals as the Bank or its counsel may request.

     16) LOAN DOCUMENTATION: Loan documentation shall consist of, among other things:

          (a) Loan Agreement, Security Agreement and Financing Statements.

          (b) Opinion of Borrower's and Guarantors' counsel expressing the opinion that all loan documents are legally and validly executed and are fully binding and enforceable in accordance with their terms, and expressing opinions on such other matters as may be required by the Bank.

          (c) Closing certificate.

          The documents shall contain, among other things:

          The Bank's customary terms, conditions, covenants, warranties, and representations applicable to revolving credit loans of this type.

          (b) A provision for attorney's fees in the event of default.

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          (c) A waiver of jury trial in any action concerning the loan.

          (d) A provision that executive management shall not be changed during the initial five year term of the loan.

          (e) A provision permitting the acceleration of the loan if Borrower or any corporate Guarantor does not preserve their existence or change ownership composition.

This commitment is contingent upon the absence of any material and uninsured pending or threatened litigation, the absence of any material adverse change from the date of application with respect to Borrower, and all Guarantors and the completeness and correctness of all application documents. This commitment may be terminated by the Bank upon the occurrence of any of the following: filing of a judgment against Borrower or any Guarantor, filing of a bankruptcy proceeding by or against Borrower or any Guarantor, failure by Borrower or any Guarantor to comply with any term or provision of this commitment, a material adverse change in the condition of Borrower or any Guarantor, or its failure of any condition precedent.

This commitment must be accepted by August 27, 1999, or the commitment will expire without further notice. The loan must close within 90 days thereafter or the commitment will expire without further notice. If the foregoing is acceptable, kindly execute the enclosed copy of this letter and return it to the undersigned together with your check in the amount of $42,500.00 representing the Commitment fee.

                                           Very truly yours,

                                           NORTH FORK BANK


                                           /S/ Bruce A. Salmon
                                           -------------------------------------
                                           Bruce A. Salmon, Vice President


                                           /S/ James Stagnari
                                           -------------------------------------
                                           James Stagnari, Senior Vice President

The foregoing commitment is accepted:
                                           -------------------------------------
     Western Beef, Inc.                    Peter Castellana


                                           -------------------------------------
-------------------------------------      Camille Magliocco


                                           -------------------------------------
     PSL Foods, Inc.                       Joseph Castellana


                                           -------------------------------------
-------------------------------------      Frank Castellana


                                           -------------------------------------
                                           Michael Castellana



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